CONFIDENTIAL

March 23, 2023

Ms. Celeste Murphy

Ms. Jordan Nimitz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549

Re:	Oak Street Health, Inc.
Preliminary Proxy on Schedule 14A
Filed March 9, 2023
File No. 001-39427

Dear Ms. Murphy and Ms. Nimitz,

On behalf of our client, Oak Street Health, Inc. (the “Company”), we are responding to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated March 17, 2023 regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on March 9, 2023 (the “Preliminary Proxy Statement”).

For your convenience, the text of the comment of the Staff exactly as given in the Comment Letter is set forth below in bold, followed by the response.

Capitalized terms not otherwise defined in this letter have the meanings given to them in the Preliminary Proxy Statement.

General

1. It appears that Mike Pykosz, the company’s Chief Executive Officer, Chairman and Director, will remain the Chief Executive Officer of the company upon the closing of the transaction. Please tell us the role of the CEO and possibly other senior management who were involved in the negotiations and why you believe no such person is an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 201.01 and 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response

The Company respectfully acknowledges the Staff’s comment. The senior management of the Company involved in the negotiations of the Merger Agreement and the transactions contemplated thereby consisted of (i) Mike Pykosz, Chief Executive Officer, Chairman and Director, (ii) Timothy Cook, Chief Financial Officer, and (iii) Robert Guenthner, Chief Legal Officer (referred to collectively as the “Management Parties”).

For the reasons set forth below, the Company respectfully advises the Staff that it does not believe that the Management Parties are affiliates of CVS Health, CVS Pharmacy or Merger Sub “engaged in”, directly or indirectly, the going private transaction who exerted control or influence on the transaction process.

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “C&DI”), the Company acknowledges that the Staff have taken the position that the Management Parties, in their roles as senior management of the Company, are considered affiliates of the Company. However, the Management Parties are not “engaged in” the transaction and are not affiliates of CVS Health, CVS Pharmacy or Merger Sub, and the Merger therefore does not constitute a “Rule 13e-3 transaction” under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 201.01 of the C&DI states that the following factors should be considered when determining whether a Schedule 13E-3 filing is required when continuity of management exists: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, Section 201.05 of the C&DI provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

None of the foregoing factors is applicable to the Merger, and consideration of such factors clearly demonstrates that the Management Parties are not “engaged in” the transaction and are not affiliates of CVS Health, CVS Pharmacy or Merger Sub, and as a result, the Merger does not constitute a “Rule 13e-3 transaction”.

First, the Oak Street Health Board provided the Company’s senior management with written instructions at the outset of the transaction process that they could not engage in any discussions with CVS Health regarding post-transaction employment, equity or compensation arrangements without the prior approval of the Oak Street Health Board. As described in the section of the Preliminary Proxy Statement titled “The Merger — Background of the Merger”, the Oak Street Health Board determined, in response to a request from CVS Health to engage in discussions regarding the potential retention of the Company’s senior management, that any such discussions would only be approved by the Oak Street Health Board following confirmation from CVS Health that it was prepared to proceed at a specific value and upon alignment with CVS Health on timing to signing a definitive agreement. Accordingly, with the approval of the Oak Street Health Board, high-level discussions occurred between Mr. Pykosz and representatives of CVS Health regarding the retention of the Company’s senior management following the consummation of the Merger on February 4, 2023 and February 5, 2023, three days prior to executing the Merger Agreement, after the per share merger consideration was already agreed to and at a time when negotiations with respect to the Merger Agreement were at a significantly advanced stage and the target announcement date was agreed. As of the date of the Preliminary Proxy Statement, there were no, and CVS Health has advised the Company that as of the date of this submission, there continue to be no, formal or informal agreements, arrangements or understandings among the Company’s senior management (including the Management Parties), on the one hand, and CVS Health or its affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Company’s senior management (including the Management Parties), including no employment agreements, offer letters or term sheets proposed by CVS Health or its affiliates with respect to the foregoing.

Second, as shown in the Preliminary Proxy Statement, as of March 3, 2023, the Management Parties collectively beneficially owned less than 6% of the Oak Street Health common stock. Like all other Oak Street Health stockholders, the Management Parties will receive $39.00 per share as cash consideration in the Merger for all shares of Oak Street Health common stock they hold and their equity-based awards will be treated in the same manner as other holders thereof, as further described in the section of the Preliminary Proxy Statement titled “The Merger — Treatment of Equity-Based Awards and the Oak Street Health ESPP”. Even if the equity awards held by the Management Parties and assumed by CVS Health in connection with the Merger vested in full, it is expected that the Management Parties’ resulting collective ownership in CVS Health would be substantially less than 1%, which is significantly below the 10% ownership threshold commonly associated with “control” and significantly below the 20% threshold indicated in Section 201.06 of the CD&I and would not therefore constitute control by the Management Parties.

Third, as of the date of the Preliminary Proxy Statement, there were no, and CVS Health has advised the Company that as of the date of this submission, there continue to be no, discussions among the Management Parties, on the one hand, and CVS Health or its affiliates, on the other hand, with respect to “rollover” or similar arrangements and no “rollover” or similar arrangement with the Management Parties is currently contemplated. None of the Management Parties currently have an equity interest in CVS Health or its affiliates and there is no current expectation that the Management Parties will acquire equity securities of CVS Health or the surviving corporation following the consummation of the Merger (except in connection with the vesting of any equity-based awards assumed by CVS Health in connection with the Merger in the same manner as all other holders of such kind of equity-based awards or subsequently issued to the Management Parties in the ordinary course in connection with their employment by CVS Health in the same manner as other similarly situated employees at CVS Health).

Fourth, none of the Management Parties are directors, managers, employees or otherwise affiliated with CVS Health, and although it is expected that Mr. Pykosz will continue as the Chief Executive Officer of the Company (which will be a subsidiary of CVS Health) post-closing, there is no current expectation that the Management Parties will occupy seats on the board of CVS Health or its subsidiaries (including the surviving corporation, for which the Merger Agreement expressly provides that the directors of Merger Sub immediately prior to the effective time of the Merger (which do not currently include the Management Parties) will be the directors of the surviving corporation immediately following the effective time of the Merger) following the Merger or otherwise be in a position to control CVS Health or the surviving corporation following the Merger. While Mr. Pykosz will continue as the Chief Executive Officer of the Company, following the closing of the Merger, the Company will be one part of CVS Health’s recently formed Health Care Delivery organization, which is led by Dr. Amar Desai. Moreover, Footnote 6 of SEC Release No. 34-16075 states that “the Commission would not view a person as an affiliate of the purchaser solely because […] there is an agreement to elect such person as an executive officer or director of the purchaser.” In this case, Mr. Pykosz will not be an executive officer or director of the purchaser (either CVS Health or CVS Pharmacy), but instead will continue to be an executive officer of one of CVS Health’s subsidiaries following the closing of the Merger, Oak Street Health. Accordingly, the Management Parties did not participate with CVS Health in its capacity as such through negotiation of any agreement or otherwise in connection with the transaction.

Fifth, as a general matter, the Company believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as none of the Management Parties were on “both sides” of the Merger based on the facts and circumstances of the transaction, as described above and as further described in the Preliminary Proxy Statement under the section titled “The Merger — Background of the Merger”. It is the Company’s understanding that the SEC adopted Rule 13e-3 to, among other reasons, protect unaffiliated security holders in a “going private” transaction, particularly minority investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. As described in the Preliminary Proxy Statement under the section titled “The Merger — Background of the Merger”, the transaction process leading up to the execution of the Merger Agreement was led by, and the Merger was unanimously approved by, the Oak Street Health Board, a majority of whom are independent directors and none of whom have any affiliation with CVS Health. The Oak Street Health Board (advised by an independent financial advisor and outside legal counsel) carefully engaged in arm’s-length negotiations with representatives of CVS Health regarding the Merger Agreement. Given the comprehensive process followed by the Oak Street Health Board, and the customary stockholder protections included in the Merger Agreement as regards the Oak Street Health Board’s ability to, among other things, change its recommendation in favor of the Merger Agreement and engage in connection with, and terminate the Merger Agreement to enter into, a Superior Proposal (in each case, upon the terms and subject to the conditions set forth in the Merger Agreement), the Company respectfully submits that the Merger did not and does not present the opportunity for the type of abuse or coercion of stockholders that Rule 13e-3 was intended to mitigate.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” CVS Health or any of its affiliates (including the surviving corporation) within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in Section 201.01 or Section 201.05 of the C&DI would suggest in this instance that the Management Parties are “engaged in” the transaction, are affiliates of CVS Health, CVS Pharmacy or Merger Sub or are “standing on both sides of the transaction”.

Should any questions arise in connection with this response letter, please do not hesitate to contact me at +1-212-446-4884.

Sincerely yours,

/s/ Daniel Wolf
Daniel Wolf, P.C.

cc:	Mike Pykosz, Chief Executive Officer, Oak Street Health, Inc.
Robert Guenthner, Chief Legal Officer, Oak Street Health, Inc.
David M. Klein, P.C., Kirkland & Ellis LLP
Joshua Ayal, Kirkland & Ellis LLP